GENUTEC BUSINESS SOLUTIONS, INC.
28202 Cabot Road, Suite 650
Laguna Niguel, California 92677

VIA EDGAR
August 29, 2007
Division of Corporation Finance Securities and Exchange Commission 100 Fifth Street, N.E. Washington, D. C. 20549 Attention: Karen Garnett, Assistant Director

Re:	GenuTec Registration Statement on Form S-1, File No. 333-136624.

Dear Ms. Garnett:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), GenuTec Business Solutions, Inc., a Delaware corporation (the “Registrant”), hereby applies for withdrawal of its Registration Statement on Form S-1 (File No. 333-136624) (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on August 14, 2006. Due to market conditions, the Registrant decided not to proceed with the public offering and sale of the shares that are the subject of the Registration Statement.

No securities of the Registrant were sold in connection with the offering.

Accordingly, we request that the Commission, pursuant to Rule 477 of the Securities Act, grant the withdrawal of the Registration Statement as soon as possible. Please do not hesitate to contact the undersigned with any questions you may have at (800) 519-2085.

Very truly yours,

/s/ Roy M. Cox, Jr.
Roy M. Cox, Jr.
President and Chief Executive Officer

cc: John W. Kaufmann, Esq.